SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

(Name of Issuer)

Ordinary Stock, Nominal Value €0.05 each American Depository Shares, each representing forty units of Ordinary Stock, Par Value €0.05 each

(Title and Class of Securities)

46267Q202
(CUSIP Number)

WL Ross & Co. LLC 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100 Facsimile Number: (212) 278-9645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,609,488 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,609,488 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,609,488 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC serves as the investment manager to WLR Recovery Fund IV, L.P. ("Fund IV"), WLR Recovery Fund V, L.P. ("Fund V") and WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund").  Fund IV owns 2,121,208,699 units of Ordinary Stock of the issuer, Fund V owns 489,713,102 units of Ordinary Stock of the issuer and the Co-Invest Fund owns 188,687,687 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; and (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,121,208,699 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,121,208,699 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,208,699 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 2,121,208,699 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV.  WL Ross & Co. LLC serves as the investment manager to Fund IV.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Fund IV.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund V, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 489,713,102 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 489,713,102 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,713,102 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund V, L.P. ("Fund V") owns 489,713,102 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of Fund V.  WL Ross & Co. LLC serves as the investment manager to Fund V.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 188,687,687 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 188,687,687 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,687,687 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON PN

(1)
WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 188,687,687 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,854,370 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,854,370 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,370 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14		TYPE OF REPORTING PERSON PN

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates

CUSIP No. 46267Q202	Schedule 13D

IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,129,063,069 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,129,063,069 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,063,069 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 2,121,208,699 units of Ordinary Stock of the issuer.  WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV.  WL Ross & Co. LLC serves as the investment manager to Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting

CUSIP No. 46267Q202	Schedule 13D

and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group L.P. over the units of Ordinary Stock owned by Fund IV, and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates V LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 489,713,102 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 489,713,102 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,713,102 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund V, L.P. ("Fund V") owns 489,713,102 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of Fund V.  WL Ross & Co. LLC serves as the investment manager to Fund V.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 188,687,687 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 188,687,687 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,687,687 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

(1)
WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 188,687,687 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,854,370 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,854,370 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,370 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14		TYPE OF REPORTING PERSON OO

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates

CUSIP No. 46267Q202	Schedule 13D

IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,854,370 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,854,370 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,370 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14		TYPE OF REPORTING PERSON CO

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates

CUSIP No. 46267Q202	Schedule 13D

IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,807,463,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,807,463,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,463,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON IN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 2,121,208,699 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 489,713,102 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 188,687,687 units of Ordinary Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV

CUSIP No. 46267Q202	Schedule 13D

LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; and (iv) El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,807,463,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,807,463,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,463,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 2,121,208,699 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 489,713,102 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 188,687,687 units of Ordinary Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV

CUSIP No. 46267Q202	Schedule 13D

LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; and (iv) Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,807,463,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,807,463,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,463,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 2,121,208,699 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 489,713,102 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 188,687,687 units of Ordinary Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 7,854,370 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV

CUSIP No. 46267Q202	Schedule 13D

LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by the Parallel Fund and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; and (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by the Parallel Fund.

CUSIP No. 46267Q202	Schedule 13D

Item 1.                      Security and Issuer.

This Schedule 13D (this "Statement") relates to the ordinary stock, nominal value €0.05 per unit (the "Ordinary Stock"), of The Governor and Company of the Bank of Ireland, a chartered corporation registered in Ireland with registered no. C-1 (the "Company").  The Company's principal executive offices are located at 40 Mespil Road, Dublin 4, Ireland.

Item 2.                      Identity and Background.

The names of the persons filing this Statement (collectively, the "Reporting Persons") are:

•	WL Ross & Co. LLC, the investment manager of Fund IV, Fund V and the Co-Invest Fund (each as defined below)

•	WLR Recovery Fund IV, L.P. ("Fund IV")

•	WLR Recovery Fund V, L.P. ("Fund V")

•	WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund")

•	WLR IV Parallel ESC, L.P. (the "Parallel Fund")

•	WLR Recovery Associates IV LLC, the general partner of Fund IV

•	WLR Recovery Associates V LLC, the general partner of Fund V

•	WLR Master Co-Investment GP, LLC, the general partner of the Co-Invest Fund

•	INVESCO WLR IV Associates LLC, the general partner of the Parallel Fund

•	Invesco Private Capital, Inc., the managing member of INVESCO WLR IV Associates LLC

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the managing member of El Vedado, LLC, president and chief executive officer of WL Ross & Co. LLC and chairman and president of Invesco Private Capital, Inc.

The information set forth in each of the inside cover pages to this Statement relating to each such Reporting Person is incorporated by reference herein.

The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036.  The principal business office of Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.  The principal occupation of each of the Reporting Persons is investments.

Mr. Ross is a citizen of the United States of America.  WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York.  The Co-Invest Fund is organized under the laws of the Cayman Islands.  Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Michael J. Gibbons is the Chief Financial Officer of Invesco Private Capital, Inc.  The principal occupation for Mr. Gibbons is investment management.  The principal business office for Mr. Gibbons is 1166 Avenue of the Americas, New York, New York 10036.  In addition to Mr. Ross, Mr. G. Mark Armour and Mr. Roderick Ellis are

CUSIP No. 46267Q202	Schedule 13D

directors of Invesco Private Capital, Inc. The principal occupation for Mr. Armour is investment management.  The principal occupation for Mr. Ellis is finance.  The principal business office for Messrs. Armour and Ellis is 1555 Peachtree Street NE, Atlanta, Georgia 30309.  Mr. Gibbons is a citizen of the United States.  Mr. Armour is a citizen of Australia.  Mr. Ellis is a citizen of the United Kingdom.  Together, Messrs. Gibbons, Armour and Ellis are referred to herein as the "Additional Persons."

None of the Reporting Persons or the Additional Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judical or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On July 25, 2011, Fairfax Financial Holdings Limited ("Fairfax"), The Minister for Finance of Ireland (the "Minister") and The National Pensions Reserve Fund Commission ("NPRFC") entered into a securities purchase agreement (the "First SPA"), which was subsequently amended on July 29, 2011 by a supplemental agreement thereto (the "Supplemental Agreement to the First SPA"), pursuant to which Fairfax agreed to purchase approximately €238,153,233 of units of Ordinary Stock from NPRFC.  On July 29, 2011, each of Fund IV, Fund V, the Co-Invest Fund and the Parallel Fund (collectively, the "WL Ross Funds") entered into a deed of assignment (each, a "Deed of Assignment" and, collectively the "Deeds of Assignment") with Fairfax and provided the Minister, the Commission and Fairfax a deed of adherence (each, a "Deed of Adherence" and collectively, the "Deeds of Adherence"), pursuant to which Fairfax assigned its rights and obligations under the First SPA and the Supplemental Agreement to the First SPA to each of the WL Ross Funds as to the number of units of Ordinary Stock specified in the respective Deed of Adherence.  Pursuant to the Deeds of Adherence, the obligations of each of the WL Ross Funds under the First SPA and the Supplemental Agreement to the First SPA are several and not joint with any other party thereto.  The First SPA is filed as Exhibit 2 hereto, the Supplemental Agreement to the First SPA is filed as Exhibit 3 hereto and each of the Deeds of Assignment and Deeds of Adherence are filed as Exhibit 4 hereto.

On July 25, 2011, the WL Ross Funds, several other investors (collectively, the "Other Investors"), the Minister, NPRFC and the National Treasury Management Agency entered into a securities purchase agreement (the "Conditional SPA"), which was subsequently amended on July 29, 2011 by a supplemental agreement thereto (the "Supplemental Agreement to the Conditional SPA"), pursuant to which the WL Ross Funds agreed to purchase such additional units of Ordinary Stock from NPRFC as would (when taken together with the Ordinary Stock purchased by the WL Ross Funds pursuant to the First SPA, the Supplemental Agreement to the First SPA, and each of the Deeds of Assignment) bring the WL Ross Funds' collective aggregate holding of Ordinary Stock to a maximum of 3,000,000,000 units, conditioned on the closing of the First SPA and various other conditions.  The Conditional SPA is filed as Exhibit 5 hereto and the Supplemental Agreement to the Conditional SPA is filed as Exhibit 6 hereto.

On August 2, 2011, pursuant to the terms of the First SPA, the Supplemental Agreement to the First SPA and each of the Deeds of Assignment, the WL Ross Funds acquired, in the aggregate, 408,857,681 units of Ordinary Stock from NPRFC at a price of €0.10 per unit with cash consideration of €40,885,768.10.  The funding for the purchase price of the units of Ordinary Stock was obtained through equity contributions from the limited partners of the WL Ross Funds.

On October 17, 2011, pursuant to the terms of the Conditional SPA and the Supplemental Agreement to the Conditional SPA, the WL Ross Funds acquired, in the aggregate, 2,398,606,177 units of Ordinary Stock from NPRFC at a price of €0.10 per unit with cash consideration of €239,860,617.70.  The funding for the purchase price of the units of Ordinary Stock was obtained through equity contributions from the limited partners of the WL Ross Funds.  When added to the aggregate number of units of Ordinary Stock acquired on August 2, 2011, the WL Ross Funds owned, as of October 17, 2011, in the aggregate, 2,807,463,858 units of Ordinary Stock, which they acquired for aggregate cash consideration of €280,746,385.80.

CUSIP No. 46267Q202	Schedule 13D

Item 4.                      Purpose of Transaction.

The Reporting Persons have acquired the issuer's Ordinary Stock for investment purposes.

The Reporting Persons may seek to have one director appointed to the Board of Directors of the Company.

The Reporting Persons intend to continually review their investment in the Company.  Pending the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Company (but subject to applicable law, regulatory approvals and the limitations described in Item 6 of this Statement), the Reporting Persons may take or propose to take, alone or in conjunction with others, including the Company, other actions intended to increase or decrease the Reporting Persons' investments in the Company or the value of their investments in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.                      Interest in Securities of the Issuer.

The information set forth in each of the inside cover pages to this Statement relating to each such Reporting Person is incorporated by reference herein.

(a)–(b)  As of the date on which this Statement was initially filed, the Reporting Persons beneficially own, in the aggregate, a total of 2,807,463,858 units of Ordinary Stock, which represents approximately 9.3% of the issuer's outstanding Ordinary Stock.  Fund IV owns 2,121,208,699 units of Ordinary Stock, representing approximately 7.0% of the outstanding units of Ordinary Stock, Fund V owns 489,713,102 units of Ordinary Stock, representing approximately 1.6% of the outstanding units of Ordinary Stock, the Co-Invest Fund owns 188,687,687 units of Ordinary Stock, representing approximately 0.6% of the outstanding units of Ordinary Stock, and the Parallel Fund owns 7,854,370 units of Ordinary Stock, representing less than 0.1% of the outstanding units of Ordinary Stock.  As of the date on which this Statement was initially filed, the number of units of Ordinary Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Statement relating to each such Reporting Person.  All percentages set forth in this paragraph are based on 30,132,505,842 units of Ordinary Stock outstanding as of October 17, 2011, as provided by the Company.

The Ordinary Stock owned by the WL Ross Funds is held in the name of Bank of New York Mellon.

Except for each of the WL Ross Funds, each of the Reporting Persons disclaims beneficial ownership of any of the units of Ordinary Stock referred to in this Statement, and the filing of this Statement should not be construed as an admission that any of the Reporting Persons is, for the purpose of Regulation 13D of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.  Each WL Ross Fund disclaims beneficial ownership of the shares owned by each the other WL Ross Fund.

(c)  No Reporting Person has effected any transaction in the units of Ordinary Stock during the 60 days preceding the date of this Statement, other than the acquisition by Fund IV of 1,812,291,999 units of Ordinary Stock, Fund V of 418,395,011 units of Ordinary Stock, the Co-Invest Fund of 161,208,648 units of Ordinary Stock and the Parallel Fund of 6,710,519 units of Ordinary Stock, in each case on October 17, 2011.

(d)  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, units of Ordinary Stock owned by such Reporting Person.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 46267Q202	Schedule 13D

The information set forth in each of the inside cover pages to this Statement relating to each such Reporting Person and the information in Items 2, 3 and 4 is incorporated by reference herein.

The WL Ross Funds entered into a deed of undertaking (the "Deed of Undertaking"), dated as of July 24, 2011, with the Company and the Other Investors.  Pursuant to the Deed of Undertaking, the Company agreed to provide the WL Ross Funds and the Other Investors pro rata preemptive rights with respect to future equity issuances, subject to certain exceptions, until July 29, 2016.  The WL Ross Funds will no longer have those preemptive rights if they fail to own, in the aggregate, more than 1% of the Fully Diluted Ordinary Stock Capital (as defined in the Deed of Undertaking).  The Deed of Undertaking is filed as Exhibit 7 hereto.

The WL Ross Funds entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of July 24, 2011, with the Company and the Other Investors.  The Registration Rights Agreement grants customary registration rights, including "demand" registration rights, "shelf" registration rights and "piggyback" registration rights under the Securities Act of 1933, as amended, with respect to the units of Ordinary Stock acquired by the WL Ross Funds and the Other Investors pursuant to the First SPA, the Supplemental Agreement to the First SPA, the Conditional SPA and the Supplemental Agreement to the Conditional SPA.  The Registration Rights Agreement is filed as Exhibit 8 hereto.

The WL Ross Funds entered into an offer agreement (the "Offer Agreement"), dated as of July 24, 2011, with the Minister and the Other Investors.  Pursuant to the terms of the Offer Agreement, the WL Ross Funds and the Other Investors will each have (1) the right to purchase Contingent Capital Tier 2 Notes due 2016 of the Company (the "CCNs") in proportion to each such WL Ross Fund's or Other Investor's pro rata share of the total units of Ordinary Stock outstanding if the Minister proposes to transfer CCNs to a third party, (2) the option to acquire from the Minister Ordinary Stock that is issued to the Minister if the CCNs have been converted into Ordinary Stock in proportion to each such WL Ross Fund's or Other Investor's pro rata share of the total units of Ordinary Stock outstanding, and (3) the option to acquire 2009 Bonus Stock (as defined in the Offer Agreement) from the Minister in proportion to each such WL Ross Fund's or Other Investor's pro rata share of the total units of Ordinary Stock outstanding if the Minister or any state entity becomes entitled to 2009 Bonus Stock.  The Offer Agreement is filed as Exhibit 9 hereto.

The WL Ross Funds entered into an issuer agreement (the "Issuer Agreement"), dated as of July 24, 2011, with the Company and the Other Investors, pursuant to which the Company will, prior to soliciting any third party investors in respect of the CCNs, notify the WL Ross Funds and the Other Investors of its intention to do so and will include the WL Ross Funds and the Other Investors in the negotiation process in relation to the price at which the CCNs might be sold.  The Issuer Agreement is filed as Exhibit 10 hereto.

In connection with the transaction, certain of the persons described herein and their affiliates made customary commitments to the Board of Governors of the Federal Reserve System to ensure that they will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the issuer under the Bank Holding Company Act of 1956, as amended.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	First SPA

Exhibit 3	Supplemental Agreement to the First SPA

Exhibit 4.1	Deed of Adherence for Fund IV

Exhibit 4.2	Deed of Adherence for Fund V

Exhibit 4.3	Deed of Adherence for the Co-Invest Fund

CUSIP No. 46267Q202	Schedule 13D

Exhibit 4.4	Deed of Adherence for the Parallel Fund

Exhibit 4.5	Deed of Assignment for Fund IV

Exhibit 4.6	Deed of Assignment for Fund V

Exhibit 4.7	Deed of Assignment for the Co-Invest Fund

Exhibit 4.8	Deed of Assignment for the Parallel Fund

Exhibit 5	Conditional SPA

Exhibit 6	Supplemental Agreement to the Conditional SPA

Exhibit 7	Deed of Undertaking

Exhibit 8	Registration Rights Agreement

Exhibit 9	Offer Agreement

Exhibit 10	Issuer Agreement

Exhibit 11	Parallel Investment Agreement

CUSIP No. 46267Q202	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2011

WL ROSS & CO. LLC

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY FUND V, L.P.

By:	WLR Recovery Associates V LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

CUSIP No. 46267Q202	Schedule 13D

WLR/GS MASTER CO-INVESTMENT L.P.

By:	WLR Master Co-Investment GP, LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC, its General Partner
By:	Invesco Private Capital, Inc., its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY ASSOCIATES V LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

CUSIP No. 46267Q202	Schedule 13D

WLR MASTER CO-INVESTMENT GP, LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc., its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

EL VEDADO, LLC

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.